U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington D.C. 20549

FORM 4

[  ] Check box if no longer subject to Section 16.
     Form 4 or Form 5 obligations may continue.
     See Instruction l(b)

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                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940


1. Name and Address of Reporting Person*
     Kikis        Peter          T.
   ---------------------------------------
   (Last)       (First)      (Middle)

     c/o Command Security Corporation
     Lexington Park, Route 55
   ---------------------------------------
   (Street)

     Lagrangeville, NY 12540
   ---------------------------------------
   (City)    (State)    (Zip)


2. Issuer Name and Ticker or Trading Symbol
     Command Security Corporation


3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Statement for Month/Year
     12/98


5. If Amendment, Date of Original (Month/Year)


6. Relationship of Reporting Person to Issuer (Check all applicable)
   __X__ Director                               _____ 10% Owner
   _____ Officer (give title below)             _____ Other (specify below)


Table 1 - Non-Derivative Securities, Acquired, Disposed of, or
Beneficially Owned


1. Title of Security (Instr. 3)
     Common

2. Transaction Date
   (Month/Day/Year)
     12/17/98

3. Transaction Code
   (Instr. 8)
   Code     P


4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
   Amount        (A) or (D)          Price
     3,000         A                   $1.125

5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4) 102,500

6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)
     D

7. Nature of Indirect Beneficial Ownership (Instr. 4)


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly (over)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)


 1. Title Derivative Security (Instr. 3)
      Warrants
      Conv. Preferred

 2. Conversion or Exercise Price Of Derivative Security
      1.875
      1.65

 3. Transaction Date (Month/Day/Year)


 4. Transaction Code (Inst. 8)
      Code
      Code

 5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
    (A)               (D)



 6. Date Exercisable and Expiration Date (Month/Day/Year)
    Date Exercisable     Expiration Date
                            09/30/01

 7. Title and Amount of Underlying Securities (Instr. 3 and 4)
    Title                    Amount or Number of Shares
      Common                   150,000
      Common                   100,770

 8. Price of Derivative Security (Instr. 5)


 9. Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)
      250,770
      250,770

10. Ownership Form of Derivative Security: Direct (D) Indirect (I) (Instr.4)
      D
      D

11. Nature of Indirect Beneficial Ownership (Instr.4)



Explanation of Responses:



/s/
-------------------------------               ------------------
**Signature of Reporting Person                Date


**Intentional misstatements or omissions of fact constitute Federal criminal violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If the space provided is insufficient, see Instruction 6 for procedure.